
October 28, 2020

Anand Gopalan
Chief Executive Officer
Velodyne Lidar, Inc.
5521 Hellyer Avenue
San Jose, California 95138

      **Re:  Velodyne Lidar, Inc.**
          **Registration Statement on Form S-1**
          **Filed October 19, 2020**
          **File No. 333-249551**

Dear Mr. Gopalan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc:    Jeffrey R. Vetter, Esq.